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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                -------------------------------
                                                        SEC FILE NUMBER
                                                           000-28166
                                                -------------------------------
                                                -------------------------------
                                                        CUSIP NUMBER
                                                         566244109
                                                -------------------------------


(CHECK ONE): |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q|_|
             Form N-SAR

                  For Period Ended: December 31, 2000
                                    -----------------
                  [   ]    Transition Report on Form 10-K
                  [   ]    Transition Report on Form 20-F
                  [   ]    Transition Report on Form 11-K
                  [   ]    Transition Report on Form 10-Q
                  [   ]    Transition Report on Form N-SAR
                  For the Transition Period Ended:
- --------------------------------------------------------------------------------

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
- --------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

- --------------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION
marchFIRST, Inc.
- --------------------------------------------------------------------------------
Full Name of Registrant:

Whittman Hart, Inc.
- --------------------------------------------------------------------------------
Former Name if Applicable

311 South Wacker Drive, Suite 3500
- --------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)

Chicago, IL 60606-6618
- --------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

   |X|     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     See Attached


(ATTACH EXTRA      POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
SHEETS IF NEEDED)  INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO
                   RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB
                   CONTROL NUMBER.
SEC 1344 (2/99)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           DAVID P. SHELOW                 (312)                922-9200
     ------------------------------     -----------     ------------------------
                (Name)                  (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                             |X| Yes     |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             |X| Yes     |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           See Attached

- --------------------------------------------------------------------------------


                                marchFIRST, Inc.
                   -----------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  April 2, 2000       By: /s/ David P. Shelow
      ---------------      ---------------------------------------------------
                           David P. Shelow, Vice-President and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

- --------------------------------------------------------------------------------
                                    ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 19 U.S.C. 1001).
- --------------------------------------------------------------------------------


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                                marchFIRST, INC.

                  FORM 12b-25 WITH RESPECT TO ANNUAL REPORT
                  ON FORM 10-K FOR YEAR ENDED DECEMBER 31, 2000


                                    PART III


          The subject annual report on Form 10-K for the year ended December 31, 2000 could not be filed without unreasonable effort or expense. As disclosed in the Company's news release issued April 2, 2001, the Company has agreed to sell certain of its assets to Divine, Inc. As also disclosed in that news release, the Company continues to have significant liquidity difficulties and is pursuing alternatives to satisfy obligations to its creditors and meet the needs of its employees and clients. In light of these developments, the Company needs to receive and review additional information to finalize the Form 10-K, in particular "Item 1. Business" and "Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations."

                                     PART IV

          The statement of operations to be included in the Form 10-K will reflect certain significant changes in the Company's results of operations from the corresponding period of the last fiscal year. As disclosed in the Company news release (including the financial statements attached thereto) issued on February 12, 2001, the Company incurred a net loss of approximately $7.7 billion for the year ended December 31, 2000. This compares to net income of approximately $30.3 million for the year ended December 31, 1999, which was prior to the Company's merger with USWeb Corporation. The net loss for the year ended December 31, 2000 was due to a number of factors, including reduced demand for the Company's services in the fourth quarter of 2000, charges for the write-off of intangible assets and uncollectible accounts receivable, losses on sales of securities and write-downs of the Company's venture capital and non-consolidated subsidiary's investment portfolios, employee severance and other restructuring costs, stock compensation expense and merger, branding and integration costs associated with the merger with USWeb Corporation.